UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1)

                           General Bearing Corporation
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  369147 10 3
                                  -----------
                                 (CUSIP Number)

                                December 31, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]      Rule 13d-1(b)

 [X]      Rule 13d-1(c)

 [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369147 10 3

1   NAME OF REPORTING PERSON: June H. Geneen, Trustee
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [ ]
                                                           (b) [x]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF           5    SOLE VOTING POWER:         -0-
   SHARES
BENEFICIALLY          6    SHARED VOTING POWER:   132,716
  OWNED BY
    EACH              7    SOLE DISPOSITIVE POWER:  -0-
 REPORTING
PERSON WITH           8    SHARED DISPOSITIVE POWER:     132,716

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:     132,716

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                             [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   3.6%

12  TYPE OF REPORTING PERSON: IN

CUSIP No. 369147 10 3

1 NAME OF REPORTING PERSON: United States Trust Company of New York, Trustee I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 13-381-8954

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [ ]
                                                           (b) [x]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION: New York

  NUMBER OF           5    SOLE VOTING POWER:     -0-
   SHARES
BENEFICIALLY          6    SHARED VOTING POWER:   398,151
  OWNED BY
    EACH              7    SOLE DISPOSITIVE POWER:  -0-
 REPORTING
PERSON WITH           8    SHARED DISPOSITIVE POWER:     398,151

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:     398,151

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                             [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   10.6%

12  TYPE OF REPORTING PERSON: CO

CUSIP No. 369147 10 3

1   NAME OF REPORTING PERSON: Howard J. Aibel, Trustee
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [ ]
                                                           (b) [x]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF           5    SOLE VOTING POWER:     -0-
   SHARES
BENEFICIALLY          6    SHARED VOTING POWER:   265,435
  OWNED BY
    EACH              7    SOLE DISPOSITIVE POWER:  -0-
 REPORTING
PERSON WITH           8    SHARED DISPOSITIVE POWER:     265,435

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:     265,435

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                             [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   7.1%

12  TYPE OF REPORTING PERSON: IN

CUSIP No. 369147 10 3

1   NAME OF REPORTING PERSON: Allen P.K. Keesee, Trustee
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [ ]
                                                           (b) [x]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF           5    SOLE VOTING POWER:     -0-
   SHARES
BENEFICIALLY          6    SHARED VOTING POWER:   132,716
  OWNED BY
    EACH              7    SOLE DISPOSITIVE POWER:  -0-
 REPORTING
PERSON WITH           8    SHARED DISPOSITIVE POWER:     132,716

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:     132,716

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                             [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   3.6%

12  TYPE OF REPORTING PERSON: IN

CUSIP No. 369147 10 3

1   NAME OF REPORTING PERSON: Thomas Silbiger, Trustee
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [ ]
                                                           (b) [x]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF           5    SOLE VOTING POWER:     -0-
   SHARES
BENEFICIALLY          6    SHARED VOTING POWER:   398,151
  OWNED BY
    EACH              7    SOLE DISPOSITIVE POWER:  -0-
 REPORTING
PERSON WITH           8    SHARED DISPOSITIVE POWER:     398,151

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:     398,151

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                             [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   10.6%

12  TYPE OF REPORTING PERSON: IN

                                Preliminary Note

         This Amendment No. 1 to the Statement on Schedule 13G filed on June 11, 2003, by June H. Geneen, United States Trust Company of New York, Howard J. Aibel, Allen P.K. Kessee and Thomas Silbiger (collectively, the "Reporting Persons") relates to their beneficial ownership of the common stock of General Bearing Corporation, a Delaware corporation. Reporting Persons Howard J. Aibel, Thomas Silbiger and United States Trust Company of New York are the trustees of the Trust under the Will of Harold S. Geneen for the benefit of June H. Geneen (the "Marital Trust"), which at December 31, 2003, held 265,435 shares of General Bearing common stock. Reporting Persons June H. Geneen, Allen P.K. Keesee, Thomas Silbiger and United States Trust Company of New York are the trustees of the Harold S. Geneen Charitable Trust (the "Charitable Trust"), which at December 31, 2003, held 132,716 shares of General Bearing common stock.

Item 1.

(a) Name of Issuer:                         General Bearing Corporation
                                              ("General Bearing")

(b) Address of Issuer's Principal
      Executive Offices:                    44 High Street
                                            West Nyack, New York  10994

Item 2.

(a)(1) Name of Person Filing:               June H. Geneen

(b)(1) Address of Principal Business
         Office or, if none, Residence:     740 Jockey Hill Road
                                            Lisbon, New Hampshire  03585

(c)(1) Citizenship:                         United States

(a)(2) Name of Person Filing:               United States Trust Company
                                              of New York

(b)(2) Address of Principal Business
         Office or, if none, Residence:     114 West 47th Street
                                            New York, New York  10036

(c)(2) Citizenship (Place of Organization): New York

(a)(3) Name of Person Filing:               Allen P.K. Keesee

(b)(3) Address of Principal Business
           Office or, if none, Residence:   1112 Treeside Lane
                                            Herndon, Virginia  20170

(c)(3) Citizenship:                         United States


(a)(4) Name of Person Filing:               Thomas Silbiger

(b)(4) Address of Principal Business
           Office or, if none, Residence:   Cameron & Hornbostel, LLP
                                            866 United Nations Plaza
                                            Suite 249
                                            New York, New York  10017

(c)(4) Citizenship:                         United States

(a)(5) Name of Person Filing:               Howard J. Aibel

(b)(5) Address of Principal Business
           Office or, if none, Residence:   183 Steephill Road
                                            Weston, Connecticut  06883-1924

(c)(5) Citizenship:                         United States

(d) Title of Class of Securities: Common Stock, $.01 par value per share

(e) CUSIP Number:  369147 10 3

Item 3.

               Not applicable.

Item 4.     Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. All percentages in this Item 4 are percentages of the 3,753,972 shares of common stock which, according to General Bearing's Quarterly Report on Form 10-Q for the quarter ended September 27, 2003, were outstanding on November 1, 2003.

I. June H. Geneen

(a) Amount beneficially owned (as of December 31, 2003): 132,716 shares(1)

(b) Percent of class: 3.6%

(c) Number of shares as to which the person has:

    (i) sole power to vote or to direct the vote: -0-

    (ii) shared power to vote or to direct the vote: 132,716 shares

    (iii) sole power to dispose or to direct the disposition of: -0-

    (iv) shared power to dispose or to direct the disposition of: 132,716 shares

II. United States Trust Company of New York

(a) Amount beneficially owned (as of December 31, 2003): 398,151 shares(2)

(b) Percent of class: 10.6%

(c) Number of shares as to which the person has:

    (i) sole power to vote or to direct the vote: -0-

    (ii) shared power to vote or to direct the vote: 398,151 shares

    (iii) sole power to dispose or to direct the disposition of: -0-

    (iv) shared power to dispose or to direct the disposition of: 398,151 shares


_______________________________
1 Held by the Charitable Trust.
2 Held by the Marital Trust and the Charitable Trust.

III. Howard J. Aibel

(a) Amount beneficially owned (as of December 31, 2003): 265,435 shares(3)

(b) Percent of class: 7.1%

(c) Number of shares as to which the person has:

    (i) sole power to vote or to direct the vote: -0-

    (ii) shared power to vote or to direct the vote: 265,435 shares

    (iii) sole power to dispose or to direct the disposition of: -0-

    (iv) shared power to dispose or to direct the disposition of: 265,435 shares

IV. Allen P.K. Keesee

(a) Amount beneficially owned (as of December 31, 2003): 132,716 shares(4)

(b) Percent of class: 3.6%

(c) Number of shares as to which the person has:

    (i) sole power to vote or to direct the vote: -0-

    (ii) shared power to vote or to direct the vote: 132,716 shares

    (iii) sole power to dispose or to direct the disposition of: -0-

    (iv) shared power to dispose or to direct the disposition of: 132,716 shares

V.  Thomas Silbiger

(a) Amount beneficially owned (as of December 31, 2003): 398,151 shares(5)

(b) Percent of class: 10.6%


____________________________
3 Held by the Marital Trust.
4 Held by the Charitable Trust.
5 Held by the Marital Trust and the Charitable Trust.

(c) Number of shares as to which the person has:

    (i) sole power to vote or to direct the vote: -0-

    (ii) shared power to vote or to direct the vote: 398,151 shares

    (iii) sole power to dispose or to direct the disposition of: -0-

    (iv) shared power to dispose or to direct the disposition of: 398,151 shares

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]


Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            The five Reporting Persons may be deemed to be a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5(b) thereunder.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of General Bearing and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


February 23, 2004


/s/June H. Geneen                           /s/Howard J. Aibel
-----------------                           ------------------
June H. Geneen                              Howard J. Aibel


UNITED STATES TRUST COMPANY                 /s/Allen P.K. Keesee
OF NEW YORK                                 --------------------
                                            Allen P.K. Keesee


By: /s/Stephen Scott Kirkpatrick           /s/Thomas Silbiger
    ----------------------------           ------------------
    Stephen Scott Kirkpatrick              Thomas Silbiger
    Senior Vice President

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Schedule 13G relating to the common stock, $.01 par value per share, of General Bearing Corporation, as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

February 23, 2004


/s/June H. Geneen                           /s/Howard J. Aibel
-----------------                           ------------------
June H. Geneen                              Howard J. Aibel


UNITED STATES TRUST COMPANY                 /s/Allen P.K. Keesee
OF NEW YORK                                 --------------------
                                            Allen P.K. Keesee


By: /s/Stephen Scott Kirkpatrick           /s/Thomas Silbiger
    ----------------------------           ------------------
    Stephen Scott Kirkpatrick              Thomas Silbiger
    Senior Vice President




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